EXHIBIT 99.31

Notice to ASX/LSE

Rio Tinto signs binding agreement for sale of Grasberg interest

28 September 2018

Rio Tinto has signed a binding agreement to sell its entire interest in the Grasberg mine in Indonesia to PT Indonesia Asahan Aluminium (Persero) (Inalum), Indonesia’s state mining company, for $3.5 billion. Separately, Inalum has signed a binding agreement with Freeport McMoRan Inc. (FCX) in relation to the future ownership and operation of the Grasberg mine.

Rio Tinto chief executive J-S Jacques said “This agreement is a significant step towards the sale of our interest in Grasberg and provides further evidence of our commitment to strengthening the portfolio by selling non-core assets and driving higher returns across the business. We will continue to shape the portfolio, maintain a strong balance sheet and allocate capital to the highest value opportunities in order to ensure that Rio Tinto continues to deliver sector leading returns to shareholders”.

The transaction and the Inalum/FCX transaction (which are inter-conditional) are each subject to a number of conditions precedent being satisfied, including the receipt of regulatory approvals. Subject to these conditions being met, completion of both transactions is expected to occur in the first half of 2019.

The proceeds of the sale are to be paid in cash to Rio Tinto at closing, with the funds to be used for general corporate purposes.

Notes to editors

The Grasberg mine in Indonesia is currently owned by FCX, who hold a 90.64 per cent interest, and the Government of Indonesia, who own the remaining 9.36 per cent.

In line with a participation agreement signed on 11 October 1996, Rio Tinto currently has a right to 40 per cent of production above a pre agreed level and 40 per cent of all production after 2022.

In 2017 the Grasberg mine produced 468kt and Rio Tinto’s share of mined copper was 5.7kt.

As at 31 December 2017, losses attributable to Rio Tinto’s interest in the Grasberg mine in Indonesia were $169 million and the gross assets of the company which holds such interest which is the subject of the transaction were $1,497 million.

LEI: 213800YOEO5OQ72G2R82

Classification: 3.1 Additional regulated information required to be disclosed under the laws of a Member State

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